SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

SYCAMORE NETWORKS, INC.
(Name of Issuer) Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities) 871206405
(CUSIP Number) March 7, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
____________________

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 871206405	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,444,152 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,444,152 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,152 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0 % of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 871206405	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,444,152 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,444,152 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,152 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0 % of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 871206405	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,304,152 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,304,152 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,152 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5 % of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 871206405	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 140,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 140,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5 % of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 871206405	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS STEVEN HALE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,444,152 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,444,152 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,152 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0 % of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

Sycamore Networks, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

220 Mill Road
Chelmsford, MA 01824

Item 2.	(a)	Name of Persons Filing:

Hale Partnership Capital Management, LLC
Hale Partnership Capital Advisors, LLC
Hale Partnership Fund, LP
MGEN II – Hale Fund, LP
Steven Hale

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

3335 Park South Station Boulevard
Charlotte, NC 28210

(c)	Citizenship:

Hale Partnership Capital Management, LLC and Hale Partnership Capital Advisors, LLC are North Carolina limited liability companies.

Hale Partnership Fund, LP and MGEN II – Hale Fund, LP are Delaware limited partnerships.

Steven Hale is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, Par Value $0.001 Per Share

(e)	CUSIP Number:

871206405

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

		Hale Partnership Capital Management, LLC	Hale Partnership Capital Advisors, LLC	Hale Partnership Fund, LP	MGEN II – Hale Fund, LP	Steven Hale
(a) Amount Beneficially Owned:		1,444,152	1,444,152	1,304,152	140,000	1,444,152
(b) Percent of Class:		5.0%	5.0%	4.5%	0.5%	5.0%
(c) Number of Shares to Which Reporting Person Has:
(i)	Sole Voting Power:	N/A	N/A	N/A	N/A	N/A
(ii)	Shared Voting Power:	1,444,152	1,444,152	1,304,152	140,000	1,444,152
(iii)	Sole Dispositive Power:	N/A	N/A	N/A	N/A	N/A
(iv)	Shared Dispositive Power:	1,444,152	1,444,152	1,304,152	140,000	1,444,152

The reported shares are the Issuer’s common stock.

1,304,152 of the reported shares are owned directly by Hale Partnership Fund, LP. (“Hale Partnership”), whose general partner is Hale Partnership Capital Advisors, LLC (the “General Partner”) and whose investment adviser is Hale Partnership Capital Management, LLC (the “Investment Adviser”).  The General Partner and the Investment Adviser could each be deemed to be indirect beneficial owners of the reported shares owned by the Hale Partnership, and could be deemed to share such beneficial ownership with Hale Partnership.

140,000 of the reported shares are owned directly by MGEN II – Hale Fund, LP (“MGEN II Fund”), whose general partner is the General Partner and whose investment adviser is the Investment Adviser.  The General Partner and the Investment Adviser could each be deemed to be indirect beneficial owners of the reported shares owned by the MGEN II Fund, and could be deemed to share such beneficial ownership with MGEN II Fund.

Steven Hale is the manager of the General Partner and the manager of the Investment Adviser, and could be deemed to share such indirect beneficial ownership with the General Partner, the Investment Adviser, the Hale Partnership, and the MGEN II Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated March 17, 2014, among Hale Partnership Capital Management, LLC, Hale Partnership Capital Advisors, LLC, Hale Partnership Fund, LP, MGEN II – Hale Fund, LP and Steven Hale.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 17, 2014

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Hale
Name:	Steven Hale
Title:	Manager

Date: March 17, 2014

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven Hale
Name:	Steven Hale
Title:	Manager

Date: March 17, 2014

HALE PARTNERSHIP FUND, LP

By:	Hale Partnership Capital Advisors, LLC, General Partner

By:	/s/ Steven Hale
Name:	Steven Hale
Title:	Manager

Date: March 17, 2014

MGEN II – HALE FUND, LP

By:	Hale Partnership Capital Advisors, LLC, General Partner

By:	/s/ Steven Hale
Name:	Steven Hale
Title:	Manager

Date: March 17, 2014

/s/ Steven Hale
Steven Hale